Exhibit 99.1

BAJA MINING CORP
500-200 Burrard Street, Vancouver, BC, Canada V6C 3L6
T 604 685 2323 F 604 629 5228

December 13, 2010

BAJ:TSX/BAJFF:OTCQX

NEWS RELEASE

Baja Announces S&P/TSX Global Mining Index and S&P/TSX Global Base Metals Index Addition

Vancouver, December 13, 2010 - Baja Mining Corp. ("Baja") (BAJ:TSX) is pleased to announce that, as a result of the Quarterly S&P/TSX index review, Standard & Poor's Canadian Index Operations added Baja to both the S&P/TSX Global Mining Index and the S&P/TSX Global Base Metals Index, effective Monday, December 20, 2010.

"The inclusion of Baja in the S&P/TSX Global Mining and Base Metals Index is a result of a significant increase in Baja’s market capitalization and liquidity over the last few months," said John Greenslade, President & CEO. "The addition to these indices will give us an opportunity to broaden our shareholder base.”

S&P Indices, a part of McGraw-Hill Financial, is the world's leading index provider maintaining a wide variety of investable and benchmark indices. The S&P/TSX Global Mining Index is comprised of the world’s leading mining issuers with holdings and projects globally. S&P/TSX Global Base Metals Index is a subset of the S&P/TSX Global Mining Index.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012, and production in early 2013. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 85 million tonnes of proven and probable reserves) and approximately 165 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 million tonnes of the noted proven and probable reserves will be exploited), has a NPV of US$1.306 billion, using an eight percent discount rate, and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

www.bajamining.com

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

www.bajamining.com